VOYA ARCHITECT®
VOYA FOCUS VARIABLE ANNUITY
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VOYA GOLDENSELECT PREMIUM PLUS® Featuring
   the Galaxy VIP Fund
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DEFERRED COMBINATION VARIABLE AND FIXED ANNUITIES
issued by
Voya Insurance and Annuity Company
and its
Separate Account B

Supplement Dated February 5, 2018

> ***This supplement updates and amends information about the Market Value Adjustment that may be applied to early withdrawals, transfers or other transactions associated with Fixed Account II.***
>
> This supplement updates and amends your current prospectus and subsequent supplements thereto. Please read it carefully and keep it with your prospectus for future reference. If you have any questions, please contact your financial representative or Customer Service at (800) 366-0066. Capitalized terms not defined in this supplement shall have the meaning given to them in your prospectus.

Fixed Account II (the "Fixed Account") is an optional fixed interest option available during the accumulation phase of your deferred combination variable and fixed annuity contract (the "Contract") issued by Voya Insurance and Annuity Company ("we" or "us"). The Fixed Account provides a means for you to earn a guaranteed fixed interest rate for guaranteed interest periods. Every time you allocate money to the Fixed Account, we set up a "Fixed Interest Allocation" for the guaranteed interest period that you select. The interest you earn on each Fixed Interest Allocation in which you invest, as well as your principal, is guaranteed by us as long as all or a portion of that Fixed Interest Allocation is not surrendered, withdrawn, transferred, or applied to an annuity payment option (hereinafter referred to as "Withdrawals") before the end of its guaranteed interest period (its "Maturity Date"). However, if you take a Withdrawal from a Fixed Interest Allocation more than 30 days before its Maturity Date, we will apply a Market Value Adjustment ("MVA") to the Withdrawal.

Effective February 13, 2018 (the "Effective Date"), your Contract is endorsed or otherwise amended to limit any negative MVA that we may apply to a Withdrawal from the Fixed Account. More specifically, on and after the Effective Date, we will limit future negative MVAs that we may apply to any Withdrawals from the Fixed Account so that any such MVAs will not cause your applicable Fixed Account value to be less than the following "Floor Guarantee":

- 100% of premiums or other amounts allocated to the Fixed Account, accumulated while so allocated with interest at an effective annual rate equal to the greater of (i) any guaranteed minimum interest rate ("GMIR") applicable to the Fixed Account and (ii) 1.5%; *minus*
- The amount of any Withdrawals from the Fixed Account (before applying any positive or negative MVAs); *minus*
- Any applicable surrender charges.

If your Fixed Account value after application of any MVA or upon any Withdrawal not subject to an MVA is less than the Floor Guarantee, then we will reset your applicable Fixed Account value to equal the amount of your Floor Guarantee.

In applying any MVA, each Fixed Interest Allocation will be considered separately — i.e., amounts allocated to the Fixed Account at different points in time, and earning different rates for different guaranteed interest periods, will be considered separately. The Floor Guarantee has no impact on any positive MVAs that may apply to a Withdrawal from a Fixed Interest Allocation.

Additionally, on the Effective Date the GMIR for the Fixed Account is increased to 1.5% if prior to the Effective Date the applicable GMIR was less than 1.5%.

As a result of the above-referenced endorsement or amendment to the Contract, on and after the Effective Date interests in the Fixed Account are no longer securities registered under the Securities Act of 1933.

Please refer to the February 2, 2018, supplement to the Voya Fixed Account II prospectus for examples of the application of the Floor Guarantee in relation to any negative MVA on Withdrawals from the Fixed Account.